EXHIBIT 12

                     LEHMAN BROTHERS INC. AND SUBSIDIARIES
          COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES
                             (DOLLARS IN MILLIONS)

                                                                               FOR THE
                                                                            ELEVEN MONTHS      FOR THE
                                                  FOR THE YEAR ENDED            ENDED         YEAR ENDED
                                                  ENDED DECEMBER 31,        NOVEMBER 30,     NOVEMBER 30,
                                              --------------------------    -------------    ------------
                                               1991      1992      1993         1994             1995
                                              ------    ------    ------    -------------    ------------
Fixed charges:
  Interest expense:
    Subordinated indebtedness..............   $  231    $  210    $  192       $   184         $    204
    Bank loans and other borrowings*.......    4,068     4,363     4,393         5,661            9,750
    Interest component of rentals of office
      and equipment........................       64        64        62            27               25
  Other adjustments**......................       88       127       101            53                2
                                              ------    ------    ------        ------       ------------
    TOTAL (A)..............................   $4,451    $4,764    $4,748       $ 5,925         $  9,981
                                              ------    ------    ------        ------       ------------
                                              ------    ------    ------        ------       ------------
Earnings:
  Pretax income (loss) from continuing
operations.................................   $  283    $  319    $ (146)      $     1         $     78
  Fixed charges............................    4,451     4,764     4,748         5,925            9,981
  Other adjustments***.....................      (69)      (68)      (68)          (52)              (1)
                                              ------    ------    ------        ------       ------------
    TOTAL (B)..............................   $4,665    $5,015    $4,534       $ 5,874         $ 10,058
                                              ------    ------    ------        ------       ------------
                                              ------    ------    ------        ------       ------------
(B/A)......................................     1.05      1.05      ****          ****             1.01

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   * Includes amortization of long-term debt discount.

  ** Other adjustments include capitalized interest and debt issuance costs, amortization of capitalized interest and preferred stock dividends of a wholly owned subsidiary.

 *** Other adjustments include adding the net loss of affiliates accounted for at equity whose debt is not guaranteed by the Company and subtracting capitalized interest costs and undistributed net income of affiliates accounted for at equity and preferred stock dividends of a wholly owned subsidiary.

**** Earnings were inadequate to cover fixed charges and would have had to increase approximately $214 million in 1993 and $51 million in 1994 in order to cover the deficiency.